APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

 **Tesseract Advisory Group**

10 Five Oaks Ct.
Owings Mills, MD 21117
www.TesseractAdvisory.com

To Whom it May Concern,

We have reviewed the accompanying balance sheet of Moxi on the Rocks LLC as of March 31, 2021 and the related statements of income, and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Moxi on the Rocks LLC. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Philip Debaugh, CPA
Owings Mills, MD
April 2, 2021

# Moxi on the Rocks LLC
# Balance Sheet
### As of March 31, 2021

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Cash** | 2,049 |
| **Total Current Assets** | **2,049** |
| **TOTAL ASSETS** | **2,049** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Long term Liabilities** | |
| **Debt** | 19,458 |
| **Total Current Liabilities** | **19,458** |
| **Total Liabilities** | **19,458** |
| **Equity** | |
| **Capital Contributions** | 300 |
| **Retained Earnings** | (17,709) |
| **Total Equity** | **(17,409)** |
| **TOTAL LIABILITIES AND EQUITY** | **2,049** |

# Moxi on the Rocks LLC
# Profit and Loss
### January - March 2021

|  | Total |
|---|---:|
| **SG&A Expenses** | |
| **Rent** | 16,575 |
| **Equipment** | 139 |
| **Taxes & Licenses** | 2 |
| **Legal & Professional Services** | 100 |
| **Meals & Entertainment** | 315 |
| **Office Supplies** | 566 |
| **Advertising & Marketing** | 12 |
| **Total SG&A Expenses** | **17,709** |
| **Net Loss** | **(17,709)** |

# Moxi on the Rocks LLC
# Statement of Cash Flows
### January – March 2021

|  | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| **Net Income** | (17,709) |
| | |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | |
| | |
| | - |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | - |
| **Net cash provided by operating activities** | **(17,709)** |
| **FINANCING ACTIVITIES** | |
| **Mainvest Investment** | 19,458 |
| **Capital Contributions** | 300 |
| **Net cash provided by financing activities** | **19,758** |
| **Net cash increase for period** | **2,049** |
| **Cash at beginning of period** | 0 |
| **Cash at end of period** | **2,049** |

**Notes to Financial Statements**

**NOTE 1 ORGANIZATION**

Moxi on the Rocks LLC (Company) is an all-inclusive Libation Library featuring locally-made Liquors, Wines, Beers, Meads, Ciders & Soda Pop. The on-site Rookery Spirit Works provides direct-to-consumer bottle sales.

**NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying financial statements were prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

**NOTE 3 DEBT**

On March 1, 2021, the Company received a partial payment of a crowdfunding raise through MainVest, Inc. totaling $19,458. Mainvest, Inc. is a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise will total $107,000 in the form of unsecured debt with a payback that is tied to a revenue share rate of 1.6% and a maturity date of October 1, 2029. The terms of the debt call for quarterly payments and is subordinate to future third party debt.

**NOTE 4 SUBSEQUENT EVENTS**

The Company evaluated for disclosure any subsequent events through April 2, 2021, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.